EXHIBIT 12

THE FINOVA GROUP INC.

COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2004	2003	2002

Income before income taxes	$132,013	$256,113	$121,528
Add fixed charges:
Interest expense	250,334	314,288	403,818
Allocation of rent expense (1)	1,583	2,615	2,243

Total fixed charges	251,917	316,903	406,061

Income as adjusted	$383,930	$573,016	$527,589

Ratio of income to fixed charges	1.52	1.81	1.30

(1)	The allocation of rent expense for the years ended December 31, 2004 and 2003 includes rent payments charged against the liability established in December 2002 in accordance with the provisions of SFAS No. 146 for future rentals (net of anticipated sublease rentals) on office space the Company is no longer using. See Note N “Costs Associated with Exit or Disposal Activities” for a further discussion. Rent expense for 2002, represents an allocation of rent expense as reported on the Company’s Statement of Consolidated Operations.